Beth A. Paulson Senior Securities and Corporate Counsel and Assistant Corporate Secretary The Mosaic Company 3033 Campus Drive, Suite W400 Plymouth, MN 55441 www.mosaicco.com	Tel (763) 577-2856 Fax (763) 577-2982 E-mail: beth.paulson@mosaicco.com

June 2, 2020

Securities and Exchange Commission Division of Corporation Finance, Office of Life Sciences Attention: Frank Wyman, Mary Mast, John Coleman and Craig Arakaya 100 F Street, N.E. Washington, D.C. 20549

RE:    The Mosaic Company
Form 10-K for Fiscal Year Ended December 31, 2019
Filed February 20, 2020
File No. 001-32327

Dear Ladies and Gentlemen:
This letter is to confirm our recent telephone conversation that the Securities and Exchange Commission has taken no exception to our request for additional time to respond to the comments in your letter dated May 27, 2020.  Thank you for the extension of time to respond to your request. We will provide you with our response on or before June 23, 2020.

Very truly yours,
/s/ Beth A. Paulson
Beth A. Paulson

Cc:	James ("Joc") C. O'Rourke, President and Chief Executive Officer
Clint C. Freeland, Senior Vice President and Chief Financial Officer
Lydia A. Burke, Vice President and Controller